SCHEDULE 13D
CUSIP No. 190345 10 8	Page 1 of 1 Page

EXHIBIT 2

Ravenswood Investment Company, L.P. 52 Vanderbilt Avenue New York New York 10017 212-986-4800

June 26, 2006

VIA FACSIMILE and FIRST CLASS MAIL

Mr. Thomas R. McGuire
Chairman and Chief Executive Officer
The Coast Distribution System, Inc.
350 Woodview Avenue
Morgan Hill, California 95037

Dear Tim:

The Ravenswood Investment Company, L.P. and other companies with which I am affiliated own 257,200 shares of Common Stock, or 5.8% of the number of outstanding shares of The Coast Distribution System, Inc. ("Coast" or "our company").  Accordingly, we are substantial shareholders of Coast.

As a follow up to our phone conversation on June 23, 2006, I would like to reiterate my support for the unanimous decision by our company's Board of Directors to reject the $8.10 per share takeover offer from Bell Industries Inc.  The offer by Bell Industries Inc. is clearly not reflective of the value of Coast's business.  In my opinion, this bid does nothing more than distract our company's management and employees and thereby waste current shareholders' money and resources in considering and responding to it.

Management has done an excellent job of building Coast into a leader in the RV aftermarket products business and positioning our company for further growth while maintaining a commitment to enhancing shareholder value through stock repurchases and dividends.  Our company's strategy of overseas product sourcing and proprietary product initiatives, such as the recently announced exclusive distribution agreement for Kipor product in North America, should enhance our company's product line and future revenues.  I believe management should stay the course and continue to execute on this strategy so that shareholders can reap the benefits; not Bell Industries Inc.

I look forward to tracking the progress of our company's business strategy as well as your continued commitment to increasing shareholder value in the future.

Sincerely,
/s/ Robert E. Robotti
Robert E. Robotti
Managing Member of Ravenswood Management Company, L.L.C.,
General Partner of The Ravenswood Investment Company, L.P.